PARKERVISION, INC.

4446-1A Hendricks Avenue, Suite 354

Jacksonville, Florida 32207

May 9, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Gregory Herbers

Re:       ParkerVision, Inc.

Registration Statement on Form S-1

File No. 333-271351

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Herbers:

ParkerVision, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. Thursday, May 11, 2023, or as soon thereafter as practicable.

Very truly yours,

PARKERVISION, INC.

By:	/s/ Cynthia French
Name:	Cynthia French
Title:	Chief Financial Officer

cc: David Alan Miller, Esq.